SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 06/12

Copel’s electricity sales to final customers grows by 7.3% during 1Q12

The following analysis refers to Copel’s power market performance consolidated between January and March 2012 compared to the same period of 2011.

Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 7.3% between January and March of 2012.

The captive market consumed 5,912 GWh, growing by 6.0%, while Copel’s GeT free market has grown 37.8%, reaching 319 GWh in the same period.

Captive Market – Copel Distribuição

The industrial segment consumed 1,835 GWh, growing by 4.0% year to date. This result reflected (i) the higher industrial production in the State of Paraná, especially in the edition and printing, oil refining and production of ethanol, wood and food sectors, and (ii) the number of customers expansion due to reclassifications made in the period. At the end of March, this segment represented 31.0% of Copel’s captive market consumption, with the company supplying power to 82,849 captive industrial customers.

The residential segment consumed 1,654 GWh, a growth of 6.5%, fueled by the higher credit and income growth. At the end of March 2012, this segment represented 28.0% of Copel’s captive market consumption, with the company supplying power to 3,119,325 residential customers.

The commercial segment consumed 1,324 GWh, a growth of 7.3%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 22.4% of Copel’s captive market consumption, with the company supplying power to 321,446 captive commercial customers.

The rural segment consumed 553 GWh, growing by 9.6%, due to the higher agricultural output in the State of Paraná and reclassifications on the captive customers base in the period. This segment represented 9.4% of Copel’s captive market consumption at the end of the period, with the company supplying power to 377,079 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 546 GWh, up 4.9% in the period. These segments represented 9.2% of Copel’s captive market consumption, totaling 52,008 customers at the end of the period.

The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Mar/12	Mar/11%		1Q12	1Q11%
Industrial	82,849	70,137	18.1	1,835	1,765	4.0
Residential	3,119,325	2,992,852	4.2	1,654	1,553	6.5
Commercial	321,446	312,619	2.8	1,324	1,234	7.3
Rural	377,079	366,488	2.9	553	505	9.6
Other	52,008	50,139	3.7	546	520	4.9
Captive Market	3,952,707	3,792,235	4.2	5,912	5,577	6.0

Grid Market (TUSD) - Copel Distribuição

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 3.0%, as the following table:

	Number of customers / Agreements			Energy sold (GWh)
	Mar/12	Mar/11%		1Q12	1Q11%
Captive Market	3,952,707	3,792,235	4.2	5,912	5,577	6.0
Concessionaries and licensees	4	4	-	155	146	6.5
Free Customers*	42	30	40.0	652	804	(18.9)
Grid Market	3,952,753	3,792,269	4.2	6,719	6,527	3.0
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers / Agreements			Energy sold (GWh)
	Mar/12	Mar/11%		1Q12	1Q11%
Copel DIS
Captive Market	3,952,707	3,792,235	4.2	5,912	5,577	6.0
Concessionaries and licensees	4	4	-	155	146	6.5
CCEE (MCP)	-	-	-	5	18	(75.3)
Total Copel DIS	3,952,711	3,792,239	4.2	6,072	5,741	5.8
Copel GeT
CCEAR (Copel DIS)	1	1	-	347	335	3.6
CCEAR (other concessionaries)	37	36	2.8	3,512	3,553	(1.2)
Free Customers	14	8	75.0	319	231	37.8
Bilateral agreements*	2	2	-	249	266	(6.5)
CCEE (MCP)	-	-	-	-	6	-
Total Copel GeT	54	47	14.9	4,427	4,391	0.8
Total Copel Consolidated	3,952,765	3,792,286	4.2	10,499	10,132	3.6

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, May 02, 2012.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.